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                           August 3, 2020

       Paul W. Hodge, Jr.
       President and Chief Executive Officer
       Laird Superfood, Inc.
       275 W. Lundgren Mill Drive
       Sisters, Oregon 97759

                                                        Re: Laird Superfood,
Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 24,
2020
                                                            CIK No. 1650696

       Dear Mr. Hodge:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to DRS

       Supply Chain, page 91

   1. We note your disclosure on page 30 that you depend on a small number of suppliers to provide your raw
materials. To the extent material, please disclose the names of your suppliers in
accordance with Item 101(h)(4)(v) of Regulation S-K.
 Paul W. Hodge, Jr.
FirstName  LastNamePaul W. Hodge, Jr.
Laird Superfood, Inc.
Comapany
August     NameLaird Superfood, Inc.
       3, 2020
August
Page 2 3, 2020 Page 2
FirstName LastName
       You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff
Attorney, at (202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      David Crandall